Exhibit 99.1

2 Legal Disclaimer This presentation by Vitru Limited (the “Company”) contains forward - looking statements pursuant to the Securities and Exchange Commission (SEC) Private Securities Litigation Reform Act of 1995 , and such statements involve risks and substantial uncertainties .. All statements that are not historical facts may be considered forward - looking, including risks and uncertainties related to statements about the impact of the COVID - 19 outbreak on general economic and business conditions in Brazil and worldwide and any restrictive measures imposed by government authorities in response to such outbreak ; our ability to implement, in a timely and efficient manner, any measures necessary to respond to or reduce the impacts of the COVID - 19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition ; our ability to effectively anticipate and react to temporary or lasting changes in consumer behavior resulting from the COVID - 19 outbreak, including after the outbreak has been sufficiently brought under control ; our competition ; our ability to implement our business strategy ; our ability to adapt to technological changes in the education sector ; the availability of government authorizations on terms and conditions and within periods acceptable to us ; our ability to continue attracting and retaining new students ; our ability to maintain the academic quality of our programs ; our ability to maintain relationships with our hub partners ; our ability to collect monthly tuition fees ; the availability of qualified personnel and the ability to retain such personnel ; changes in government regulations applicable to the education sector in Brazil ; government interventions in programs in the educational sector that may affect the economic or tax regime, the collection of monthly tuition fees or the regulatory framework applicable to educational institutions ; a decline in the number of students enrolled in our programs or the tuition fee we may charge ; our ability to compete and conduct our business in the future ; the success of operational initiatives, including advertising and promotional efforts and the development of new products, services and concepts by us and our competitors ; changes in consumer demands and preferences and in technological development, and our ability to innovate to respond to such changes ; changes in labor, distribution and other operating costs ; our compliance with and changes in government laws, regulations and tax matters that currently apply to us ; general market, political, economic and business conditions ; and our financial goals .. Forward - looking statements, by their nature, address matters that are, to varying degrees, uncertain, such as statements about the potential impact of the COVID - 19 pandemic on our business operations, financial results and financial conditions and on the Brazilian economy .. Forward - looking statements can be identified, in certain instances, through the use of words such as “believe”, “may”, “could”, “is intended to”, “will”, “aim", "estimate", "continue", "anticipate", "intend", "expect", "forecast", "plan", "predict", "potential", "aspiration", "should", "purpose" , “belief” and the like, or variations thereof, or the negative version of such words and phrases .. Forward - looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them in light of new information or future developments or to publicly release any revisions to these statements to reflect later events or circumstances or to reflect the occurrence of unforeseen events .. Achievement or success of matters related to such forward - looking statements involves known and unknown risks, uncertainties and assumptions .. If such risks or uncertainties materialize, or if any of the assumptions are incorrect, our results could differ materially from results expressed or implied in the forward - looking statements we make .. Readers should not rely on forward - looking statements as predictions of future events .. Forward - looking statements represent the management's beliefs and assumptions only as of the date such statements are made .. More information about these and other factors that could affect the Company's financial results is included in filings made with the United States Securities and Exchange Commission ("SEC") from time to time, including the section entitled "Item 3 .. Key Information – D .. Risk Factors” in the most recent Annual Report on the Company's Form 20 - F .. These documents are available in the SEC Filings section of the investor relations section of our website : investors .. vitru .. com .. br .. In addition to IFRS financials, this presentation includes certain summarized, unaudited and non - GAAP financial information .. These summary, unaudited, or non - GAAP financial measures are in addition to and do not replace or supersede financial performance measures prepared in accordance with IFRS .. The non - GAAP financial measures used by the Company may differ from the non - GAAP financial measures used by other companies .. A reconciliation of these measures to the most directly comparable IFRS measure is included in the Appendix to these slides .. A description of how we define and calculate these non - GAAP financial measures and a discussion of the limitations of these non - GAAP financial measures are included in filings made with the United States Securities and Exchange Commission ("SEC") from time to time, including the section entitled “Presentation of Financial and Other Information” in the most recent Annual Report on the Company's Form 20 - F .. These documents are available in the SEC Filings section of the investor relations section of our website : investors .. vitru .. com .. br References in this presentation to “R $ ” are to the Brazilian real, the official currency of Brazil ..

3 3 Our mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story 3

4 4 OUR TEAM 4 Pedro Graça Co - CEO William Matos Co - CEO Carlos Freitas Finance & IR Érico Ribeiro On - Campus Operations Ana Paula Rodrigues Management and Services James Prestes DE Unicesumar Tiago Stachon Continuing Education Janes Tomelin Academic Guilherme Franco Marketing Waleska Cunha People Ricardo Grima DE Uniasselvi

5 5 Uniasselvi’s and Unicesumar’s stories are joined together at Vitru 5 Foundation 1990 20k students Earned a 4 from the IGC index (out of 5) 2012 First courses in Healthcare 1997 Authorization to deliver DE Undergraduate Courses 2006 Foundation 1997 First DE Undergraduate Courses 2006 Uniasselvi’s 10 - year anniversary 2009 Greater offer of DE courses, Undergraduate and Graduate DE hubs expansion, 18 DE courses assessed by the Ministry of Education. 2012 Conversion into a College Authorization to deliver the first Master’s Degree program in Legal Science 2002 Authorization to deliver Medical Courses 2011

6 6 Uniasselvi’s and Unicesumar’s stories are joined together at Vitru 6 Expansion Projects for both On - Campus and Digital Education 2016 500 DE hubs in Brazil; 128k students First International hub 2018 Authorization to open a Medical Course in Corumbá (MS) The Maringá College is converted into a University 2020 Expansion to 152 units, including 15 owned hubs. On - Campus Universities in the state of Mato Grosso. 100k DE students. 2017 350 UNIASSELVI hubs in Brazil. Expansion to all Brazilian states. New units in Indaial and Brusque. 180k DE students 2018 Foundation of Vitru Ltd.; IPO at NASDAQ; 300k DE students 2020

7 7 Unique with a focus on Digital Education Value creation to stakeholders 7 Uniasselvi’s and Unicesumar’s stories are joined together at Vitru Business combination announced Aug 2021 Business combination is approved and the new Vitru is created May 2022 Crescera’s cash in; Rights Offering Nov 2022 722k DE students Sep 2022

8 VITRU a unique education company Unique with a focus on Digital Education Scale and synergy opportunities Sustainable competitive advantages 8

VITRU a unique education company (1) Including ED Undergraduate and Continuing Education Courses (2) INEP 2021 (3) Data provided by the Companies. Brazil’s only listed company with a real focus on digital education ‘000 R$ million D igital Education has grown dramatically and has overcome on - campus education Private Undergraduate DE Market in millions, according to the INEP Census 1.6 1.9 2.3 2.9 3.5 2017 2018 2019 2020 2021 CAGR 17 - 21: 22 % Enrolment evolution in private education – on - campus and digital education (2) 49% 9 4.8 4.7 4.6 4.5 4.2 3.8 3.4 1.3 1.4 1.6 1.9 2.3 2.9 3.5 2015 2016 2017 2018 2019 2020 2021 On-Campus DE 303.3 42.5 55.0 Vitru - Net Revenue - 3Q22 (1) DE On-Campus Undergraduate ex- medicine Medicine 76% 14% 10% 722.8 21.9 Student Base - Vitru - 3Q22 (1) DE On-Campus 97% 3% R$ million 51% 6.1 6.1 6.2 6.4 6.5 6.7 6.9

Sources: (1) Data provided by the Companies; (2) Inep 2021 DE Undergraduate courses (3Q22) (in ‘000) Consistent market share gains in recent years Pro forma market share growth (2) (Market Share of private Distance Education players, according to the INEP census) 13% 16% 19% 20% 23% 2017 2018 2019 2020 2021 17 - 21: +10 p.p. 10 VITRU a unique education company 672.5 632.1 437.9 233.7 137.8 94.4 Player 1 Player 2 Player 3 Player 4 Player 5

VITRU a unique education company (1) The IDD indicator measures the value added by the course to the development of graduates; Inep 2021 11 Diferentiation and quality Tutor - centered hybrid model Diferentiated Hub - based 100% Online Main Characteristic Weekly meetings lectured by dedicated tutors Tech - based methodology and top - notch hubs Presence required in hubs only for end - of - term exams Weekly meetings broadcasted to several students collectively (recorded or live) Growth High High High Low Impact on Students (IDD) (1) High High Medium Low Barrier to entry High High Medium Medium Higher Engagement, Quality and Strong Brand Equity Differentiated Quality with Higher Scalability High Competition, Hard to Stand - out Low Value Proposition

VITRU a unique education company 12 Excellent indicators of academic quality E xperiential learning Exclusive hubs training methodology Institutional Concept 5 Live Classes Proprietary methodologic al modeling Retention Policies The only player with a hybrid model scaling and a local dedicated tutor Local market experts Experienced Professionals F lexibility to manage their careers Many tutors are former students Aspirational model to students

An academic model with distinctive hubs Fortaleza - CE Jaru - RO Rio Grande - RS Belo Horizonte - MG Sinop - MT 13 VITRU a unique education company

VITRU a company with a focus on students 14 UNIASSELVI’s and UNICESUMAR’s NPS results were higher than Brazil’s average How likely are you to recommend your university to a friend/ family member? (1) Source : (1) McKinsey & Company Research 2022 62 65 57 53 50 48 41 42 42 41 - 6 - 15 - 17 - 14 - 20 - 18 - 20 - 22 - 22 - 35 39 20 6 20 30 21 40 50 30 A High NPS as reported by McKinsey’s studies Brazil’s NPS = 32 57 Highly likely 7 - 8 0 - 6 9 - 10 P1 P4 P5 P6 P7 P8 P9 P10

VITRU uma empresa que incentiva o melhor das pessoas 15 This program encourages our employees to bridge the gap between differences and to multiply equality A course in the Science of Happiness The first in Brazil; aimed at changing lives Uniasselvi boasts the ABMES seal for socially responsible organizations Unicesumar , a signatory of the UN global platform since 2012 Training and awareness - raising for education professionals on Autism Spectrum Disorder (ASD)

VITRU Business differentials translated into acknowledgment 16 2022 Blackboard Catalyst Award Innovation and excellence awards Category: Community Engagement Among the Top 100 Innovators in the Use of IT in 2022, awarded by IT Mídia Supported by the UN, this is awarded to corporations that have women on their boards of directors and advisory boards Certified for four years in a row

17 Outras Marcas

18 18 Business Combination with Unicesumar : Even more quality for students and gains of scale Source: Company. (1) According to students base on september22. Considering only listed peers. + 4 .. 3 .. 2 .. 5 .. 1 .. Game Changing Transaction Creation of the largest player in Brazil’s digital education segment (1) Value Creation Potential to unlock substantial value with complementary footprint bringing desirable scale and relevant synergies Academic Excellence Similar cultures focused on high - quality education and superior value added for our students with MEC maximum grade Corporate Governance A Nasdaq - listed corporation with a Board of Directors, committees and an executive team focusing on preserving the company’s success story Legacy Continuation and expansion of both companies’ critical missions with positive social impact by providing high quality education Major 3Q22 figures No. of Enrollments (‘000) Total Total 388 356 744 On - Campus 6 15 21 % of On - Campus students 2% 5% 3% Digital Education 382 340 722 % of DE students 98% 95% 97% # of hubs 1,025 1,083 2,108 Net Revenue ( R$mm ) 179 221 400 Adjusted EBITDA ( R$mm ) 49 94 143

19 A robust rationale behind our expected synergies We believe that high - quality digital education is a scale business 19 SINERGIES Optimization of billing practices Larger portfolio of courses and products New student retention and user experience practices Accelerated hubs expansion Gains of scale in content development Optimized personnel costs Greater market intelligence Increased scale and contracts reviewed

Source : Vitru and UniCesumar Integration project lead by a top - notch consulting firm four dimensions and a value creation thesis 20 Integration thesis ◼ Values ◼ Culture ◼ Talents Addressing more sensitive people issues ◼ Governance ◼ Phase definition ◼ Mitigate risks Focus on the major integration decisions ◼ Operational, Commercial and Product Models ◼ Clean Team Focus on Value Creation ◼ Technology based ◼ Mapping ◼ Architecture Defining future processes and integration

Integration Project – Timeline How we got here and where we are 21 AUG OCT DEC AUG/21 MAY/22 JUL INITIAL STRUCTURE REFINING WORKFLOWS COMPLETING THE INTEGRATION PROCESS PROJECT ENHANCEMENT Pre - closing phase: 1) People 2) Main processes 3) Synergies Post - closing : 1) Organizational structure 2) Synergy Plan 3) Governance 4) Project Definition Mapping New Opportunities 1) Integration Office 2) Dashboard and Controls 3) 3 fronts (Integration Plans / Capture of Synergies and GM) 4) Integration vs Operation Projects are running at full steam: 1) Discipline 2) People - Culture 3) Monthly Captured Synergies 4) Business Feedback 5) Base System Integration On each front the following initiatives were taken: 1) Priorities and GM 2) Work plan 3) Synergy Capture Metric 4) People - Temperature

22 22 Integration by numbers and achievements P0 P1 P2 P3 104 projetos Priority * Projects focused on results and the sustainability of the Company Projects aimed at Operational Efficiency, Governance and Synergies 3 projects completed 78% of projects in execution VITRU TEAM ENGAGEMENT ◼ All 9 vice - presidents involved ◼ Employees engaged: + 90 ◼ Projects involving the technology team: + 50% 22 Academic 15 Marketing 11 Finance & IR 11 People 13 Mgm .. & Services 10 Continuing Educ. 9 DE Unicesumar 7 DE Uniasselvi 6 On - Campus Oper ..

23 23 Highlight 1 Implantação e consolidação dos Centros de Serviços Compartilhados Titulo sem traducao Major Premisses 1 2 3 4 MINIMIZING potential operating impacts, especially on STUDENT EXPERIENCE OVERCOMING potential hurdles in INTAKE STRATEGY efforts SEEKING SYNERGIES gradually, putting a premium on PEOPLE, ethics and transparency CHANGE MANAGEMENT with a focus on mitigating potential impact on service level and on TRAINING AND ENGAGEMENT actions

24 Highlight 1 Optimizing Shared Service Centers Concept of “Best of Both” 24 Administrative Shared Services Indaial – SC Automation Academic Shared Services Maringá – PR Major Results: Integration of 131 processes A Value Chain with a focus on: Development and Training Performance and Continuous Improvement ◼ Legal Support ◼ Accounts receivable ◼ Procurement ◼ Logistic Operations ◼ Documentation Management - Hubs ◼ Engineering ◼ Personnel Department ◼ Credit transfers to hubs ◼ Travel Center ◼ Student intake ◼ Credit analysis and Government programs ◼ Enrolment and renewals ◼ Academic services ◼ Diploma registration and course completion ◼ Academic office (regulatory) ◼ Collection ◼ Student retention ◼ Ombudsman and Complaints

25 25 Highlight 2 Geographic complementarity of hubs Expansion acceleration 1) Unicesumar’s international hubs were not accounted for .. No. of hubs (in 3Q22) (1) South 252 220 RS 119 46 SC 81 59 PR 52 115 Southeast 271 434 SP 111 192 RJ 55 79 ES 22 21 MG 83 142 Center - West 93 97 North 135 99 Northeast 274 233 Total 1.025 1.083 Average Income Self - Study Different student profiles 472 165 140 167 705 303 134 43 225 190 234 507 2,108 Medium - Low Medium Medium - Low Medium - High

26 Highlight 2 Geographic complementarity of hubs Expansion acceleration 26 Source : Censo INEP 2021 Southeast and Northeast : two most populous regions and the only ones where digital education is not yet dominant Total Regional Share of DE Enrollments 53% 47% 17% 54% 46% 41% 37% 63% 23% 47% 53% 9% 40% 60% 9% On - Campus DE Legend

27 (1) Including ungraduate and graduate DE; (2) DE Undergraduate Uniasselvi Delivering VITRU’s IPO growth strategy “We have competitive advantages that will help us expand our market share in DE, along with a healthy ticket ” Uniasselvi’s DE student base (1) : 278.9k 382.8k Jun20 Sept22 37% 269.2 287.6 3Q21 3Q22 7% Average Ticket (2) – 3Q22

28 “Brazil’s Southeast is our new growth frontier” Polos no Sudeste: 122 271 Jun20 Set22 ( 705 including Unicesumar ) Delivering VITRU’s IPO growth strategy

29 “We will expand our portfolio with new premium hybrid courses and new segments ” ◼ A new DE Nursing course launched in Aug/21 ◼ DE Law course awarded a score of 5 ◼ Beginning of technical courses Delivering VITRU’s IPO growth strategy

30 “We will focus on M&A opportunities in digital education that effectively generate value through inorganic growth” A game changing business with Unicesumar , a quality benchmark and a Distance Education leader Delivering VITRU’s IPO growth strategy

31 Academic integration 31 CURRICULA ASSESSMENT METHODOLOGY TECHNOLOGIES

32 32 Methodologies 32 ◼ Educational I ntent and identity ◼ A daptativ e and personalized learning

33 33 Methodologies Educational intent and identity

34 Methodologies Adaptive And Personalized Learning Tagging course content Mapping learning content Adaptative Feedback Tagging learning skills Planning structuring and professional skills. Personalized Feedback PROFESSIONAL SKILLS LEARNING CONTENT STRUCTURING SKILLS

35 35 Technology 35 ◼ Edtech unification ◼ Demand and production capacity ◼ Bibliotech Vitru collection ◼ New learning experience with digitally native subjects ◼ APP Leo e Studeo

VITRU DAY 2023

Technology

EDTECH UNIFICATION

UNIASSELVI | vitru EDUCATION | UniCesumar

- Digital Notebook
- E-Book Builder
- Interactive Videos
- Focus on Reviewing
- Audiobooks
- Course Material – both printed and in HTML

Budget Control

- **White Label Courses**
- **Synergy of Existing Courses**
- **Course Materials – Printed + html + pdf.**
- **Converging Learning Experience**

A Multimedia Learning Ecosystem

- Virtual Simulators
- Virtual Labs
- 11 Recording Studios
- Focus on Curatorship
- Binaural Podcasts
- Course Materials – both printed and PDF

Automated Processes

Productivity + Quality

ilumina PROJETO INTEGRAÇÃO
VTRU | Nasdaq Listed 36

37 Technology Increased Demand X Edtech’s Production Capacity 37 DEMAND ◼ Demand for Production increases 154% in 2023 ◼ New Undergraduate and Graduate Programs ◼ New Products ‒ High School ‒ Technical Courses ‒ Vocational Education 2,519 2,703 4,167 235 205 205 2021 2022 2023 PRODUCTION BY LEARNING UNITS PRODUCTION CAPACITY ◼ Reduced cost of authorship ◼ Reduced internal production cost ◼ Optimized production time ◼ Highly productive team structure 56% 31% 13% PRODUCTION OF COURSES IN 2023 New Synergy White label Total demand Headcount

38 Technology Bibliotech’s Teaser

39 39 39 Technology Unique Market Collection Textbooks 1,380 1,091 2,471 Video Classes 20,377 25,500 45,877 Simulators and Augmented Reality 99 388 487 Podcasts and Audiobooks 93 2,700 2,793 Educational Illustrations 14,913 45,000 59,913

40 New learning experience from natively digital courses

41 Differentiated delivery also on mobile Omnichannel educational delivery The most qualified APPs in the Education sector! 472k active students on the APPs Courses 100% available in mobile mode Academic and administrative support Simulators, tests and learning objects

42 42 42 Curriculum restructuring at VITRU ◼ Curriculum restructuring workshop at Vitru ◼ An opportunity for synergy and quality ◼ A combined p ortfolio of higher education courses ◼ Synergy gains in courses and workloads

43 Curriculum Vitru’s curriculum restructuring workshop This Vitru Workshop brought together 140 Academic Leaders to restructure the Curricula of the new Combined Company.

44 44 Curriculum Synergy, Quality and Portfolio SYNERGY 197 146 343 QUALITY ◼ Updating ◼ Experience ◼ Workshops PODOLOGY (2021 CENSUS) FORENSIC SCIENCE AND INVESTIGATION (2021 CENSUS) A THOROUGH AND INNOVATIVE PORTFOLIO Courses 44 30 74 Enrolled Students (2022) 29,220 25,778 54,998 Experimental Courses Autonomy to create unheard - of courses

45 Curriculum Synergy Gains - Vitru 45 (1) Courses offered in more than one curiculum BEFORE AFTER  74.3% 26% 59.0% EQUIVALENT OR SYNERGY COURSES 1 BEFORE AFTER  3,599 - 18.5% 4,414 NUMBER OF COURSES DELIVERED: NEW OPPORTUNITIES ◼ Standardized nomenclature ◼ Course combination ◼ Reduced integration time in 72 courses ◼ Standardized contact hours ◼ Sinergy in Content Development ◼ Optimizing professor allocation ◼ A better course grouping scale ◼ Optimizing both physical and online spaces

46 46 46 Assessment ◼ University admission diagnosis test ◼ Psychometrics of learning ◼ Enade (National Exam on Student Performance)

47 Assessment A diagnosis at the admission exam We take care of our students since the university admission exam Admission Exam Students’ Learning Skills are assessed Feedback Students receive information on their test results Relationship ruler to suggest free courses Follow up Success Trail – actions for ongoing student engagement and success ACADEMIC SUCCESS Logical Thinking PLACEMENT Deduction Induction Association Summary Abduction STRUCTURING LEARNING SKILLS Interpretation MICROLEARNING JUST IN TIME Decoding Differentiation Comprehension Poetic Interpretation Analysis

48 Enade’s indicators belong to Vitru’s strategy of blending and harnessing both companies’ best practices, best course materials and curriculum structure Example : Unicesumar Uniasselvi Assessment ENADE indicator showing best learning outcomes

Organizational Structure and Business Units 49

VITRU Organizational Structure 50 Academic Management & Services People Marketing Finance & IR On - Campus Continuing Education DE Undergraduate DE Undergraduate

51 DE Undergraduate 388.4k Students ( 46.9% of Vitru’s total students in Sept/22 ) 32% 25% 4% 20% 19% Student Base 1,025 Hubs in Sept /22 (892 partner hubs and 133 owned hubs) Net Revenue 3Q22: R$ 179.1 mm (39% total Vitru ) Over 140 courses offered Other Bachelor’s Degree Programs Pedagogy and similar courses Engineering Healthcare Vocational

52 DE Undergraduate - Uniasselvi The only player with a hybrid scaling model and a local dedicated tutor Local market experts Experienced Professionals F lexibility to manage their careers Many tutors are former students Aspirational model to students

53 Class Monitoring : Meeting types DE Undergraduate - Uniasselvi Hybrid Meeting At the hub Flex Course On Microsoft Teams

54 Class Monitoring : Tutor/ Student Follow - up Tool DE Undergraduate - Uniasselvi Tutor’s Leo App Student’s Leo App Geolocation Real - time location for both student and tutor Attendance As the Tutor starts a class, a 3 - digit code is generated, and students need to enter this code as proof of attendance

55 Class Monitoring : Tools designed for Monitoring DE Undergraduate - Uniasselvi Available on Gioconda, this tools were designed to follow online meetings Followed by hub managers and NEAD (1) Corporate Provision of daily, real - time data Daily updates H ub , work shift, time zone, tutors and hub students Meeting data available for sharing Tutor feedback can be recorded by the hub Monitoring Portal Functionalities for the Education Hub and the Corporate Department (1) Núcleo de Ensino a Distância (Distance Learning Center).

56 Class Monitoring : Monitoring Portal DE Undergraduate - Uniasselvi

57 57 57 Student Success Center

58 Student Success Center: Macro objectives 58 DE Undergraduate - Uniasselvi New model: 50% meetings and 50% r elationships Before Tutor , now Mentor New structured tools Understanding the students' main needs and pains Academic and career reference for the student

59 59 Student Success Center: Students follow - up DE Undergraduate - Uniasselvi Guide new students in the class Maximize engagement and re - enrollment Action on learning gaps and proposals for additional meetings Monitor follow - up of academic deadlines , including during academic recess

60 60 Student Success Center: Expected results DE Undergraduate - Uniasselvi Increased attendance at meetings Decrease in the number of cancellation requests Improvement in e ngagement Increase in payment compliance Even better relationship and proximity to the student

61 DE Undergraduate 322.9k Students 43.3% of Vitru’s total students (in Sept/22) 38% 21% 5% 18% 17% Student Base 1,088 Polos em set/22 1,083 partner hubs (including hubs abroad) and 5 owned hubs Net Revenue 3Q22: R$ 126.5 mm (31,6% total Vitru) Over 100 courses offered Vocational Other Bachelor’s Degree Programs Pedagogy and similar courses Engineering Healthcare

62 Model EXPANSION “THE HUB PARTICIPATES IN THE ACADEMIC JOURNEY ” HUB ACADEMIC JOURNEY ◼ RELATIONSHIP ◼ COMMUNICATION ◼ INTERACTION ◼ PROXIMITY HUBS MANAGEMENT INTAKE RETENTION DE Undergraduate - Unicesumar

63 Model DE Undergraduate - Unicesumar UNICESUMAR’S DE EXPERIENCE CLASSES MAP GENERAL KNOWLEDGE WEEK TECHNICAL VISITS AMPLIAR INITIATIVE COURSE MATERIALS REALITY LIVE CONCEPTUAL ON - CAMPUS ONLINE NATIONAL CHALLENGE TEXTBOOKS PODCAST ATLAS GAMES VIRTUAL PHYSICAL COURSE JOURNAL LABORATORY

64 Live classes WEEKLY, INTERACTIVE AND CLOSE TO THE STUDENT EXPERIENCED PROFESSIONALS REAL TIME ASSESSED EXPERIENCE DE Undergraduate - Unicesumar

65 Map BUILDING A PORTFOLIO PROFESSIONAL CASES PRACTICAL APPROACH DE Undergraduate - Unicesumar Nacional Challenge

66 Technical visits IMMERSION IN A PROFESSIONAL ENVIRONMENT CONTACT WITH COMPANIES LEARNING IN PRACTICE DE Undergraduate - Unicesumar

67 Reality IMMERSIVE EXPERIENCE NETWORKING VISIBILITY CREATIVE DEVELOPMENT DE Undergraduate - Unicesumar

68 Ampliar CONTENT REINFORCEMENT LEARN WITH PEERS MONITORING STUDY COMMUNITIES DE Undergraduate - Unicesumar

69 Physical labs DE Undergraduate - Unicesumar CONTENT TESTING PRACTICE AT THE HUB SUPERVISED BY A TUTOR

70 Virtual labs INNOVATION AND SAFETY IN EXPERIMENTS GREATER GEOGRAPHICAL REACH AUGMENTED VIRTUAL REALITY INTERACTION WITH LAB EXPERIMENTS AND LESSONS LEARNED GRADUAÇÃO EAD Unicesumar

71 71 Mediator ◼ Participates and helps students throughout their academic journey ◼ Provides a full academic experience PERSONALIZED SERVICE CLOSER RAPPORT TIES WITH STUDENTS BOTH VOICE AND TEXT CONTENT DOMAIN DE Undergraduate - Unicesumar

72 72 1º SEM. 2º SEM. 1º SEM. 2º SEM. Highlights : Sales + INTAKE APP STUDEO ACADEMIC DE Undergraduate - Unicesumar BEFORE AFTER + PARTICIPATION 2º SEMESTER

73 73 Highlights : Ticket Increase BEFORE ◼ 3 tables ◼ Hub autonomy TRANSVERSAL COURSES ◼ S ubjects from the 4th semester onwards NEW PRICING ◼ G ranular Study ; ◼ 10 tables ; ◼ Hub to hub control DE Undegraduate - Unicesumar

More than 260 courses offered 74 47% 20% 14% 6% 1% 12% Vocational Healthcare Engineering Pedagogy and similar courses Other Bachelor’s Degree Programs Student Base Law On - Campus ( Unicesumar + Uniasselvi) 21.3k Students In Sept/22 (2 ..9% of Vitru’s total students 19 Higher Educantion Schools , including 2 medical schools Net Revenue 3Q22: R$ 97.5 mm (24.3% of Vitru’s total revenue), of which R$ 55.0 mm in medical courses (13.7% of Vitru’s total revenue)

On - Campus ( Unicesumar + Uniasselvi) 75

76 ◼ 298 slots on a single campus ◼ A quality benchmark ◼ Potential for additional slots ◼ A resilient revenue flow ◼ Average ticket: +R$10,000 348 medical student slots (1) ~1.8 k On - site Medical Students(1) High demand A high number of student applications per slot Brazil’s 5 th best medical school in the private education segment (2) Medical Education at Unicesumar : quality, scale, resilience Maringá Medical School: the largest in the South Region and one of the largest medical schools in Brazil 348 348 348 348 348 348 348 348 348 348 348 348 298 348 348 298 298 348 1.988 2.038 2.088 2023 2024 2025 6th year 5th year 4th year 3th year 2th year 1th year Medical seats evoluion ( estimated ) (1)(3) (1) Except for PROUNI and FIES slots. (2) Considering the Preliminary Course Concept (CPC 2019). (3) Does not consider 50 potential addition al slots in Corumbá

77 45% 30% 12% 13% Educational Healthcare O ther courses Student Base Business 51.0k Students (5.8% of Vitru’s total students in Sept/22 ) Net Revenue 3Q22: R$ 20.8 mm ( 5.2 % of Vitru’s ) Graduate programs and new business : Technical Courses and Vocational Training, Free Courses and Tenders 200 + Graduate courses, 60 + Vocational courses and 10 Technical courses Continuing Education

78 Source: Ministry of Education/ Inep Institute 8 million graduates every year. This creates an annual stock for few post - graduate education players in Brazil. Graduation know - how in an immature market accelerates growth. 7.7 million high school graduates. At the age of 16 and ready to take up employment in the job market as technicians or skilled workers.

79 79 PROFESSIONAL QUALIFICATION MEDIUM LEVEL TECHNICAL PROFESSIONAL EDUCATION UNDERGRADUATE PROFESSIONAL TECHNOLOGICAL EDUCATION GRADUATE TECHNOLOGICAL PROFESSIONAL EDUCATION Student professional journey: from high school to graduate degrees. A higher LTV An improved CAC A loyal customer base

80 80 Technical hybrid courses 02. 01. Vitru’s know - how in hybrid Engineering and Healthcare courses applied to technical courses of up to one and a half years. Physical and online labs Simulators Digital libraries Graduate courses with scale and higher value added Development of courses and product models with high added value, accessible in 100% DE and hybrid. Example: Graduate course in Management of the Future Sandro Magaldi José Salibi Neto

Leader in Digital Education , with clear and sustainable competitive advantages Strategic positioning and market disruption Focus and scale in digital education Recognized quality products S tudent centered culture Significant opportunities for synergies

Q&A Session

ir@vitru.com.br investors.vitru.com.br